United States securities and exchange commission logo





                              November 17, 2022

       Rathna Girish Mathrubootham
       Chief Executive Officer
       Freshworks Inc.
       2950 S. Delaware Street, Suite 201
       San Mateo, CA 94403

                                                        Re: Freshworks Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-40806

       Dear Rathna Girish Mathrubootham:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Business Metrics, page 50

   1. We note that you continue to provide the number of customers contributing more then
                                                        $5,000 in ARR as a key
business metric. Please revise to disclose the percentage of ARR attributable to these
customers for each period presented to provide context to such measure. We refer you
to comment 12 in your June 25, 2021 response letter. Also, tell us your consideration to
include the number of such customers and the percentage growth in
                                                        ARR related to such
customers for each period for which a statement of operations is presented.
   2. Please tell us whether you continue to include monthly subscriptions in your calculation of net dollar retention
rate. If so, revise to include a discussion of how monthly subscriptions factor into such
calculations and how ARR and net dollar retention rates may be impacted
 Rathna Girish Mathrubootham
Freshworks Inc.
November 17, 2022
Page 2
      if such contracts are not renewed. Lastly, disclose the percentage of ARR from monthly subscriptions for each period presented. We refer to you to comment 7 in your July 19,
      2021 response letter.
Results of Operations, page 54

3. You attribute the increase in revenue for fiscal 2021 compared to 2020 to increases in additional agents enabled by your customers, sales to existing customers and the addition of new customers. Where a material changes from period-to-period is due to two or more factors, including any offsetting factors, revise to describe the underlying reasons for these material changes in both quantitative and qualitative terms. Refer to
Item 303(b) of
      Regulation S-K.
Item 8. Financial Statements and Supplementary Data
Note 14. Geographic Information, page 96

4. We note that you generate a significant amount of revenue from international operations.
      Please tell us whether North America is comprised of only the United States. If not, revise to disclose revenue from your country of domicile separately from all other countries. Also, tell us whether revenue from any individual country is material and if so, how you considered the guidance in ASC 280-10-50-41(a) to disclose such revenue.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen
Collins, Accounting Brach Chief at 202-551-3499 if you have questions.



                                                             Sincerely,
FirstName LastNameRathna Girish Mathrubootham
                                                             Division of
Corporation Finance
Comapany NameFreshworks Inc.
                                                             Office of
Technology
November 17, 2022 Page 2
cc:       Jon Avina
FirstName LastName